UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

TechnoConcepts, Inc

COMMON STOCK, $0.00 PER SHARE, NO PAR VALUE
________________________________________________________________________________
(Title of Class of Securities)

878610 10 4
__________________________________
(CUSIP Number)

Mirus Opportunistic Fund
Attn. Rolf Schnellermann
p.A. Mirus Capital Mgmt. Ltd., c/o Helper GmbH
Dorfplatz 2, CH-6422 Steinen, Switzerland
Tel. +4141 832 2641 Fax +4141 832 2614

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 15, 2007
________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check appropriate Box to designate the rule pursuant to which this Schedule is filed:

[ ]Rule 13d-1(b)
[ ]Rule 13d-(c)
[ ]Rule 13d-1(d)

1. Names of Reporting Persons: Mirus Opportunistic Fund
   I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[√_]

3.	SEC Use Only:

4. Citizenship or Place of Organization:
United States

Number of Shares Beneficially by Owned by Each Reporting Person With:

5. Sole Voting Power:       2,215,000  SHARES

6. Shared Voting Power:   N/A

7. Sole Dispositive Power:               2,215,000   SHARES

8. Shared Dispositive Power:  N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person:      2,215,000 SHARES

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

11.	Percent of Class Represented by Amount in Row (11): 5.9%

12.	Type of Reporting Person (See Instructions): CO

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13G relates to the common stock, no par value, $0.00 per share (the "Shares"), of TechnoConcepts, Inc., a Colorado Corporation (the "Issuer"), and is being filed by Mirus Opportunistic Fund (the "Reporting Person"). The Issuer's current principal executive offices are located at: 6060 Sepulveda Blvd., Suite 202, Van Nuys, CA 91411.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name. The name of the Reporting Person is Rolf Schnellermann o/b/o Mirus Opportunistic Fund.

(b)	Business Address. The business address of the Reporting Person is: Mirus Fund Ltd. Admiral House PO BOX 32021 SMB Grand Cayman, Cayman Islands.

(c)	Citizenship: United States

(d)	Title of Class of Securities. Common

(e)	CUSIP Number. 878610 10 4

ITEM 3.  NA

ITEM 4. OWNERSHIP

(a)        Amount beneficially owned: 2,215,000

(b)	Percent of Class: 5.9%

(c)	Number of shares:

(i) Sole power to vote or to direct the vote: 2,215,000

     (ii) Shared power to vote or to direct the vote: N/A

     (iii) Sole power to dispute or to direct the disposition of: 2,215,000

         (iv) shared power to dispose or to direct the disposition of: N/A

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

(a)	Date Ceased to be a 5% Owner. NA

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NA

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

None.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            NA

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

  NA

ITEM 10.  CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2007

/s/ Rolf Schnellermann
Rolf Schnellermann, Principal, Mirus Opportunistic Fund